

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2015

<u>Via E-mail</u>
Mr. Eduardo Guilisasti Gana
Chief Executive Officer
Vina Concha Y Toro S.A.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

Re: **Vina Concha Y Toro S.A.**
        Form 20-F for the Year Ended December 31, 2014
        Filed May 15, 2015
        File No. 001-13358

Dear Mr. Gana:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Controls and Procedures, page 105</u>

1.   We note the disclosures under subsections (a) and (b) under this heading refer to management's evaluations and conclusions of the effectiveness of disclosure controls and procedures and internal control over financial reporting as of and for the year December 31, 2013. In your response please confirm, if true, that company's management performed the annual assessments as of the end of the period covered by this report, December 31, 2014 Please also provide us with the revised disclosures, with the applicable period, that includes the following:

- the evaluations and conclusions of the principal executive and principal financial officers, regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report, as prescribed by Item 307 of Regulation S-K; and

- a report from management on the company's internal control over financial reporting with the elements prescribed in Item 308(a) of Regulation S-K.

Notes to the Consolidated Financial Statements, page F-14
Note 25. Earnings Per Share, page F-101

2.   We note the amount of earnings attributable to the equity holders of the parent for the year ended December 31, 2014 does not agree to the amount presented in the 2014 consolidated statement of income on page F-8 for the same year. Please explain why the amounts are different.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining